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                    SALOMON BROTHERS INVESTORS VALUE FUND INC
                 FORM OF MULTICLASS PLAN PURSUANT TO RULE 18F-3
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                                   April 1995
                       (As revised as of February 4, 2004)

I.   Background

          This plan (the "Plan") pertains to the issuance by Salomon Brothers Investors Value Fund Inc (the "Company") of multiple classes of capital stock and is being adopted by the Company pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Plan does not effect any changes to the Company's existing multiple class capital structure, including with respect to distribution and service arrangements or expense allocations. The distribution and service arrangements and expense allocations related to the Company's multiple class capital structure were previously approved by the Company's Board of Directors and, along with other features of the Company's multiple class structure, are set forth below. Reference should be made to the Company's prospectus for further information about the Company's multiple class structure.

II.  Sales Charges

          Class A shares are offered for sale at net asset value per share plus a front end sales charge. Certain purchases of Class A shares qualify for a waived or reduced front end sales charge. Certain Class A shares for which the front end sales charge is waived may be subject to a contingent deferred sales charge ("CDSC").

          Class B shares are sold at net asset value per share without a front end sales charge but are subject to a CDSC of 5% of the dollar amount subject thereto during the first and second year after purchase, and declining each year thereafter to 0% after the sixth year.

          Class C shares are sold at net asset value without a front end sales charge but are subject to a CDSC of 1% of the dollar amount subject thereto on redemptions made within one year of purchase.

          The CDSC for the Class B shares and Class C shares are assessed on an amount equal to the lesser of the original purchase price or the redemption price of the shares redeemed.

          Class B and Class C shares that were purchased prior to September 14, 1998 continue to be subject to the CSDC schedules in effect at the time such purchase was made. Class B and Class C shares purchased with reinvested dividend or capital gain distributions relating to shares purchased prior to September 14, 1998 are subject to the CSDC schedules in effect at the time the original shares were purchased. Shares of a fund acquired as a result of an exchange of Class B or Class C shares purchased prior to September 14, 1998 continue to be subject to the same CDSC schedules in effect at the time the original shares were purchased.

          Neither Class O shares nor Class Y shares are subject to any sales charges.

III. Distribution and Service Fees

          According to a plan adopted pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1"), Class A shares are subject to a service fee but are not subject to a distribution fee.



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          According to a plan adopted pursuant to Rule 12b-1, Class B shares are subject to the same 12b-1 service fee as the Class A shares and are also subject to a 12b-1 distribution fee.

          According to a plan adopted pursuant to Rule 12b-1, Class C shares are subject to the same 12b-1 service fee as the Class A shares and Class B shares and are also subject to the same 12b-1 distribution fee as the Class B shares.

          Neither Class O shares nor Class Y shares are subject to distribution or service fees.

IV.  Exchange and Conversion Features

          Shares of a particular class are exchangeable only for shares of the same class of a different fund or other investment companies as set forth in the Company's prospectus.

          Class B shares will automatically convert, based upon relative net asset value, to Class A shares of the Company seven years after purchase. Upon conversion, these shares will no longer be subject to a 12b-1 distribution fee.

          Class C shares will automatically convert, based upon relative net asset value, to Class A shares of the Company ten years after purchase. Upon conversion, these shares will no longer be subject to a 12b-1 distribution fee.

          Class B and Class C shares that were purchased prior to September 14, 1998 continue to be subject to the conversion features in effect at the time such purchase was made. Class B and Class C shares purchased with reinvested dividend or capital gain distributions relating to shares purchased prior to September 14, 1998 are subject to the conversion features in effect at the time the original shares were purchased. Shares acquired as a result of an exchange of Class B and Class C shares purchased prior to September 14, 1998 continue to be subject to the same conversion features in effect at the time the original shares were purchased.

          There are no automatic conversion features for Class A shares, Class O shares or Class Y shares.

V.   Allocation of Expenses

          Expenses of the Company are borne by the various classes of the Company on the basis of relative net assets. The fees identified as "class expenses" (see below) are to be allocated to each class based on actual expenses incurred, to the extent that such expenses can properly be so allocated. To the extent that such expenses cannot be properly allocated, such expenses are to be borne by all classes on the basis of relative net assets.

          The following are "class expenses":

          (i) transfer agent fees as identified by the transfer agent as being attributable to a specific class;



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          (ii) printing and postage expenses related to preparing and distributing to the shareholders of a specific class materials such as shareholder reports, prospectuses and proxies;

          (iii) Blue Sky registration fees incurred by a class;

          (iv) SEC registration fees incurred by a class;

          (v)  litigation or other legal expenses relating solely to one class;

          (vi) professional fees relating solely to such class;

          (vii) directors' fees, including independent counsel fees, incurred as a result of issues relating to one class; and

          (viii) shareholder meeting expenses for meetings of a particular class.

VI.  Voting Rights

          All shares of the Company have equal voting rights and will be voted in the aggregate, and not by class, except where voting by class is required by law or where the matter involved affects only one class.

VII. Amendments

          No material amendment to this Plan may be made unless it is first approved by a majority of both (a) the full Board of Directors of the Company and (b) those Directors who are not interested persons of the Company, as that term is defined in the 1940 Act.